UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

The following unaudited pro forma combined statement of operations for the year ended December 31, 2018 is based on the historical financial statements of NESR, NPS and GES (as defined below). NESR, NPS and GES shall collectively be referred to herein as the “combined company.” National Energy Services Reunited Corp. (“NESR,” the “Company,” “we,” “our,” “us” or similar terms) is a British Virgin Islands corporation headquartered in Houston, Texas. The Company, through its wholly-owned subsidiaries, NPS Holdings Limited (“NPS”) and Gulf Energy S.A.O.C. (“GES” and, together with NPS, the “Subsidiaries”), is a regional provider of products and services to the oil and gas industry in the Middle East and North Africa (“MENA”) and Asia Pacific regions. On June 6, 2018 (the “Closing Date”), NESR acquired all of the issued and outstanding equity interests of NPS and GES (collectively, the “Business Combination”).

The unaudited pro forma combined statement of operations has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma combined statement of operations for year ended December 31, 2018 gives pro forma effect to the Business Combination, the Backstop Commitment (as defined below), and the Hana Loan (as defined below) as if they had occurred on January 1, 2018. The unaudited pro forma combined statement of operations for the year ended December 31, 2018 is presented on the basis of NESR as the accounting acquirer using the following:

●

NESR’s audited consolidated statement of operations for the period from June 7, 2018 to December 31, 2018 and the related notes as included in NESR’s Annual Report on Form 20-F for the year ended December 31, 2018;

●

NPS’s audited consolidated statement of operations for the period from January 1, 2018 to June 6, 2018 and the related notes, as included in NESR’s Annual Report on Form 20-F for the year ended December 31, 2018;

●	NESR’s unaudited consolidated statement of operations for the period from January 1, 2018 to June 6, 2018; and

●	GES’s unaudited consolidated interim statement of profit or loss and other comprehensive income for the period from January 1, 2018 to June 6, 2018.

The historical unaudited consolidated interim statement of profit or loss and other comprehensive income of GES has been adjusted to give effect to the differences between the accounting principles generally accepted in the United States of America (“US GAAP”) and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The adjustments presented in the unaudited pro forma combined statement of operations have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company after giving effect to the Business Combination, the Backstop Commitment, and the Hana Loan.

The Business Combination was accounted for under Accounting Standards Codification (“ASC”) Topic 805, Business Combination. NPS and GES both constitute businesses, with inputs, processes, and outputs. Accordingly, the acquisition of NPS and GES both constitute the acquisition of a business for purposes of ASC 805, and due to the change in control of each of NPS and GES were accounted for using the acquisition method. NESR recorded the fair value of assets acquired and liabilities assumed from NPS and GES. Pursuant to ASC 805, NESR was determined to be the accounting acquirer based on evaluation of the facts and circumstances including:

●	The transfer of cash by NESR;
●	NESR’s executive management comprise the C-Suite of the combined company;
●	NESR’s right to designate members of the board; and
●	NESR initiated the Business Combination.

As a result of the Business Combination, NPS and GES are acquirees and NPS is determined to be the accounting “Predecessor”. NPS was determined to be the accounting “Predecessor” as the Company expects to use the NPS platform to grow the business as it operates throughout the Middle East and Africa whereas GES is concentrated in Oman with small operations across other countries in the region. Further, the market size of countries where NPS is operating is much larger than that of GES and the valuation and price paid for NPS was significantly higher than that of GES. The Company’s financial statement presentation distinguishes a Predecessor for periods prior to the Closing Date. NESR is the “Successor” for periods after the Closing Date, which includes the consolidated financial results of both NPS and GES. The transactions were accounted for as a business combination using the acquisition method of accounting, and the Successor financial statements reflect a new basis of accounting for both NPS and GES that is based on the fair value of assets acquired and liabilities assumed. See Note 4, Business Combination, for further discussion on the Business Combination. As a result of the application of the acquisition method of accounting as of the Closing Date, the financial statements for the Predecessor periods and for the Successor period are presented on a different basis of accounting and are, therefore, not comparable. The pro forma combined statement of operations provides basis adjustments to account for these differences.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

(In US$ thousands, except share data)

	Successor (NESR) Period from June 7 to December 31, 2018	Predecessor (NPS) Period from January 1 to June 6, 2018	GES Period from January 1 to June 6, 2018 (Note 2)	NESR Period from January 1 to June 6, 2018	Combined	Pro Forma Adjustments related to Purchase Accounting		Pro Forma Adjustments not related to Purchase Accounting		Pro Forma Combined
Description

Revenues	$348,590	$137,027	$66,902	$-	$552,519	$-		$-		$552,519
Cost of services	(249,159)	(104,242)	(55,216)	-	(408,617)	2,096	{aa}	-		(406,521)
Gross profit	99,431	32,785	11,686	-	143,902	-		-		145,998
Selling, general and administrative expense	(36,705)	(19,969)	(8,094)	(2,928)	(67,696)	-		19,928	{dd}	(47,768)
Amortization	(9,373)	(10)	-	-	(9,383)	(6,390)	{aa}	-		(15,773)
Operating income	53,353	12,806	3,592	(2,928)	66,823	(4,294)		19,928		82,457
Interest expense, net	(14,383)	(4,090)	(2,234)	1,228	(19,479)	865	{bb}	(1,228)	{ee}	(19,842)
Other income (expense), net	5,441	362	(439)	(48)	5,316	-		-	{ff}	5,316
Income before income tax	44,411	9,078	919	(1,748)	52,660	(3,429)		18,700		67,931
Income tax expense	(9,431)	(2,342)	(1,363)	-	(13,136)	1,290	{cc}	-	{gg}	(11,846)
Net income	34,980	6,736	(444)	(1,748)	39,524	(2,139)		18,700		56,085
Net income (loss) attributable to non-controlling interests	(163)	(881)	49	-	(995)	-		-		(995)
Net income (loss) attributable to shareholders	$35,143	$7,617	$(493)	$(1,748)	$40,519	$(2,139)		$18,700		$57,080

Weighted average shares outstanding
Basic	85,569,020	348,524,566							{hh}	85,566,331
Diluted	86,862,983	370,000,000							{hh}	86,862,983

Net earnings per share
Basic	$0.41	$0.02								$0.66
Diluted	$0.40	$0.02								$0.65

See accompanying notes to unaudited pro forma combined statement of operations.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1.	Description of the Business Combination and Basis of Presentation

On June 6, 2018, NESR, NPS and GES consummated the Business Combination, the Backstop Commitment, and the Hana Loan, under which NESR acquired controlling interests in the aforementioned entities.

NPS is a regional provider of products and services to the oil and gas industry in the MENA and Asia Pacific regions. Its revenues are primarily derived from services provided during the drilling, completion and production phases of an oil or natural gas well. NPS operates in 12 countries with the majority of its revenues derived from operations in the Kingdom of Saudi Arabia, Algeria, Qatar, UAE and Iraq. GES provides drilling equipment for rental and related services, well engineering services and directional drilling services imports, and sells oilfield equipment and renders specialized services to oil companies in the Sultanate of Oman, the Kingdom of Saudi Arabia, Algeria and Kuwait.

Description of the NPS Transaction

First closing. Pursuant to a stock purchase agreement, dated as of November 12, 2017, among NESR and Hana Investments Co. WLL (“Hana Investments”), as purchasers, the NPS selling stockholders, as sellers, and NPS, Hana Investments agreed to pay $150.0 million to NPS selling stockholders in exchange for 83,660,878 shares of NPS. This payment was made on January 14, 2018.

Second closing. At closing of the Business Combination, following approval by the NESR shareholders, NESR purchased the remaining outstanding NPS shares with $292.8 million in cash and 11,318,828 NESR ordinary shares for the balance of the purchase price, adjusted for any NPS Leakage. “NPS Leakage” is defined in the NPS stock purchase agreement to cover transfers or removals of assets from NPS for the benefit of the NPS selling stockholders, other than receivable proceeds, which may have occurred between the Locked Box Date (as defined in the NPS stock purchase agreement) and the Closing Date.

Contemporaneously with the Closing Date, Hana Investments agreed to transfer the 83,660,878 NPS shares it acquired from the NPS selling stockholders to NESR in exchange for NESR ordinary shares valued at $11.244 per share, which resulted in the issuance of 13,340,448 NESR ordinary shares to Hana Investments. In addition, NESR agreed to pay Hana Investments an amount of interest accrued from the date of the payment of the $150.0 million to the NPS selling stockholders until the Closing Date, up to $4.7 million in cash or 418,001 NESR ordinary shares.

The stock purchase agreement contains earn-out mechanisms that enable the sellers to receive additional consideration after the closing of the Business Combination as follows:

●	Cash Earn-Out: On the Closing Date, the Company paid interest totaling $4.7 million in NESR ordinary shares. NESR, in accordance with the NPS stock purchase agreement, paid an additional $7.6 million in cash as contingent consideration for the renewal of a major customer contract by NPS at closing of the Business Combination

●	First Equity Stock Earn-Out: Up to 1,671,704 NESR ordinary shares will be issued to the NPS selling stockholders if the 2018 EBITDA (earnings before income taxes, depreciation and amortization) of NESR satisfies scheduled financial thresholds.

●	Second Equity Stock Earn-Out: Up to an additional 1,671,704 NESR ordinary shares will be issued to the NPS selling stockholders if the 2018 EBITDA of NESR satisfies scheduled thresholds higher than the First Equity Stock Earn-Out financial thresholds.

The equity earn-outs at close were fair valued at $16.2 million. At December 31, 2018, we recorded an adjustment in the statement of operations as Other income (expense), net to reduce our liability for these share-based payments to $10.5 million based on 2018 EBITDA results as agreed upon with the sellers. An aggregate of 1,300,214 NESR ordinary shares were issued in February 2019 in satisfaction of our $10.5 million obligation.

NESR was also required to make additional payments for delays in receiving shareholder approval to complete the Business Combination. The NPS selling stockholders had negotiated a fee (the “Ticker Fee”) that began to accrue daily on cash not paid by January 1, 2018. On June 6, 2018, NESR entered into an agreement with the NPS selling stockholders to waive a portion of the accrued Ticker Fee. The resulting final Ticker Fee amounted to $13.4 million, which was paid in cash, and NESR agreed to reimburse the NPS selling stockholders for $5.2 million of fees, costs and expenses related to the acquisition by NESR of all of the outstanding NPS shares.

Description of the GES Transaction

On June 6, 2018, NESR acquired 88% of the outstanding shares of GES from certain owners of GES in exchange for the issuance of 25,309,848 NESR ordinary shares, and NESR Holdings Ltd. (“NESR Holdings”) acquired the remaining 12% of the outstanding shares of GES for a total cash purchase price of $29.3 million (collectively, the “GES Transaction”), subject to certain adjustments. These adjustments relate to permitted Leakage (as defined in the GES stock purchase agreements), which may have occurred between the Locked Box Date (as defined in the GES stock purchase agreements) and the Closing Date. NESR Holdings organized financing of the acquisition through certain loan contracts with 11 investors (the “GES Investors”). NESR Holdings then assigned the GES shares which it acquired to NESR, and NESR assumed the obligation to satisfy the loan contracts. The loan contracts allowed for the GES Investors to receive either NESR ordinary shares, GES shares or cash in satisfaction of the loans, and in most of these contracts such election was at NESR’s discretion, subject to GES Investors having the right for 21 days after filing of the Proxy Statement to reject in writing acceptance of NESR ordinary shares. NESR elected to issue NESR ordinary shares to satisfy the loan contracts, and the GES Investors did not elect to reject in writing their acceptance of said NESR ordinary shares. The loan contracts were interest bearing and accrued interest of $1.1 million upon settlement, with such interest being paid in NESR ordinary shares. NESR issued a total of 3,036,381 NESR ordinary shares in settlement of the loan contracts and accrued interest at closing of the Business Combination.

Description of the Hana Loan

In connection with the Business Combination, on June 5, 2018, NESR entered into a loan with Hana Investments pursuant to which NESR borrowed $50.0 million on an unsecured basis (the “Hana Loan”). The Hana Loan had a scheduled maturity date of December 17, 2018 and was interest bearing, accruing interest at the greater of (i) an amount equal to $4.0 million or prorated if the loan was prepaid; and (ii) at a rate per annum equal to one-month Intercontinental Exchange LIBOR, adjusted monthly on the first day of each calendar month, plus a margin of 2.25% payable on maturity or prepaid. The interest was payable in NESR ordinary shares or cash at the election of the lender. The Hana Loan was subject to an origination fee of $0.6 million payable in NESR ordinary shares at $11.244 per share, which resulted in the issuance of 53,362 shares at closing of the Business Combination.

During 2018, NESR paid $44 million for both principal and interest in cash on the Hana Loan and entered into an extension (the “Modified Hana Loan”) for the balance of the loan which was fully repaid with cash during January 2019. The terms and conditions contained in the Hana Loan remained unchanged in the Modified Hana Loan. As a result of the modification, the Company had an outstanding balance of $10.0 million as of December 31, 2018.

Financing of Business Combination

Consideration for the Business Combination was funded through the following sources and transactions:

●	investments and cash equivalents held in trust of $202.1 million related to NESR’s initial public offering of units;

●	use of cash and cash equivalents acquired from the acquisition of NPS of $18.7 million towards payment of the Ticker Fee and reimbursement of NPS selling shareholders expenses;

●	issuance of 4,829,375 NESR ordinary shares for $48.3 million to MEA Energy Investment Company 2 Ltd. (the “Backstop Investor”) pursuant to a backstop commitment (the “Backstop Commitment”). The funds received from such Backstop Commitment were used to help fund the cash portion of the consideration to the NPS selling stockholders, transaction expenses in the Business Combination, and for other general corporate purposes;

●	the borrowing of $50.0 million from Hana Investments;

●	the issuance of 13,758,449 NESR ordinary shares to Hana Investments in exchange for its NPS shares and as payment for interest accrued on Hana Investments’ $150.0 million purchase of NPS shares. Based on negotiations between NESR and Hana Investments, NESR paid $4.7 million of accrued interest in the form of NESR ordinary shares;

●	the issuance of 11,318,828 NESR ordinary shares to the NPS selling stockholders in exchange for their NPS shares;

●	the issuance of 25,309,848 NESR ordinary shares to certain owners of GES in exchange for their GES shares; and

●	the assumption and subsequent conversion of the GES loan contracts and related interest from NESR Holdings into 3,036,381 NESR ordinary shares in exchange for its GES shares.

The following summarizes the total consideration to purchase all of the issued and outstanding equity interests of NPS and GES (in thousands):

	NPS		GES
	Value	Shares	Value	Shares	Total

Cash consideration	$319,015	-	$-	-	$319,015
Total consideration – cash	319,015				319,015

NESR ordinary share consideration	255,537	25,077	257,907	25,310	513,444
Assumption of Loan Contracts and related interest from NESR Holdings (including conversion into NESR ordinary shares)	-	-	30,941	3,036	30,941
Total consideration – equity (1)	255,537	25,077	288,848	28,346	544,385

Estimated earn-out mechanisms	16,203	-	-	-	16,203

Total consideration	$590,755		$288,848		$879,603

(1)	The fair value of NESR ordinary shares was determined based upon the $10.19 per share closing price of NESR ordinary shares on June 6, 2018, the closing date of the Business Combination.

Basis of Presentation

The pro forma adjustments have been prepared as if the Business Combination, the Backstop Commitment, and the Hana Loan had been consummated on January 1, 2018, the beginning of the earliest period presented in the unaudited pro forma combined statement of operations.

The unaudited pro forma combined financial information has been prepared using the acquisition method of accounting in accordance with ASC 805, with NESR as the accounting acquirer, using the fair value concepts defined in the Financial Accounting Standards Board’s Accounting Standards Codification Topic 820, Fair Value Measurement, and based on the historical consolidated financial statements of NESR, NPS and GES. Furthermore, the historical financial information of GES has been adjusted to give effect to the differences between US GAAP and IFRS as issued by the IASB.

Under the acquisition method, the acquisition-date fair value of the purchase consideration paid by NESR to effect the Business Combination was allocated to the assets acquired and the liabilities assumed based on their estimated fair values, as described in Note 4 below.

The unaudited pro forma combined financial information does not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the Business Combination.

The historical consolidated financial statements have been adjusted in the unaudited pro forma combined financial information to give effect to pro forma events that are (1) directly attributable to the Business Combination, the Backstop Commitment, and the Hana Loan, (2) factually supportable, and (3) with respect to the unaudited pro forma combined statement of operations, expected to have a continuing impact on the results of the combined company.

The unaudited pro forma combined statement of operations is not necessarily indicative of what the actual results of operations would have been had the Business Combination, the Backstop Commitment, and the Hana Loan taken place on the date indicated, nor are they indicative of the future consolidated results of operations of the combined company. They should be read in conjunction with the historical consolidated financial statements and notes thereto of NESR, NPS and GES.

2.	GES Historical Financial Statements

The historical financial statements of GES have been prepared in accordance with IFRS and are denominated in Rial Omani. A reconciliation from GES’s historical consolidated statement of profit or loss and other comprehensive income for the period from January 1, 2018 to June 6, 2018 to the amounts prepared in conformity with US GAAP and denominated in U.S. dollars presented in the “GES (Historical)” column in the unaudited pro forma combined statement of operations is presented below. For the unaudited pro forma combined statement of operations, a Rial Omani to U.S. Dollar conversion rate of 1 U.S. Dollar to 0.385 Rial Omani (rate quoted from the Central Bank of Oman) was used as the movement of Rial Omani is fixed to the U.S. Dollar.

GES Historical Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income for the Period from January 1 to June 6, 2018

	For the Period from January 1 to June 6, 2018
	GES (Historical) (in Rial Omani)	GES Historical (IFRS, USD)	US GAAP Adjustments	GES Historical (US GAAP, USD) (3)	Pro Forma Statement of Operations Classification
	(in thousands)
Revenue	25,757	$66,902	$-	$66,902	Revenues
Direct costs	(21,258)	(55,216)	-	(55,216)	Cost of services
Staff costs	-	-	-	-
Depreciation and Amortization	-	-	-	-
Gross profit	4,499	11,686	-	11,686
Administrative and general expense	(3,116)	(8,094)	-	(8,094)	Selling, general and administrative
Impairment loss on trade and other receivables including contract assets	-	-	-	-
Finance costs	(860)	(2,234)	-	(2,234)	Interest expense, net
Other income	(169)	(439)	-	(439)	Other income (expense), net
Share of loss of equity-accounted investee, net of tax	-	-	-	-
Profit before taxation	354	919	-	919
Income tax expense	(525)	(1,363)	-	(1,363)	Income tax expense
Net profit and total comprehensive income for the year	(171)	(444)	-	(444)

Net profit and total comprehensive income attributable to:
Shareholders of the Company	(171)	(444)	(49)	(493)
Non-controlling interest	-	-	49	49	Net (income) loss attributable to non-controlling interests
Net profit and total comprehensive income for the year	(171)	$(444)	$-	$(444)

3. Adjustments to Unaudited Pro Forma Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma combined statement of operations for the year ended December 31, 2018 are as follows:

(aa)

Represents the sum of the adjustments to record amortization expense related to acquired identifiable definite-lived intangible assets. Such intangibles have been amortized using the straight-line method.

	Pro Forma Year Ended December 31, 2018
	NPS		GES
	Cost of Services	Amortization	Cost of Services	Amortization
	(in thousands)
Historical depreciation and amortization expense recognized	$(17,273)	$(152)	$(8,948)	$-
Depreciation and amortization expense after fair value adjustment	(16,262)	(4,245)	(7,863)	(2,297)
Depreciation and amortization expense adjustment for the period	$1,011	$(4,093)	$1,085	$(2,297)

(bb)

Represents an adjustment to debt issuance cost amortization that were charged to Interest expense, net prior to the consummation of the Business Combination on June 6, 2018, but would have been written off against goodwill assuming purchase accounting was applied as of January 1, 2018.

(cc)

Represents an adjustment to Income tax expense to reflect the amortization of deferred tax liabilities recorded in purchase accounting for intangible assets subject to amortization, customer contracts and trademarks and trade names, assuming purchase accounting was applied as of January 1, 2018.

(dd)	Reflects the elimination of transaction costs of $19.9 million recorded in the NESR, NPS and GES financial statements for the year ended December 31, 2018.

(ee)

Reflects the elimination of interest earned during 2018 on cash held in trust by NESR until the NPS transaction was consummated. No adjustment to Interest expense, net is required for the Hana Loan as the full impact is reflected within NESR’s audited consolidated statement of operations for the period from June 7, 2018 to December 31, 2018, which is included in full in the unaudited pro forma combined statement of operations.

(ff)

No adjustment is required for the NPS First Equity Stock Earn-Out as the full impact is reflected within NESR’s audited consolidated statement of operations for the period from June 7, 2018 to December 31, 2018, which is included in full in the unaudited pro forma combined statement of operations.

(gg)

The items reflected in the pro forma adjustments column were predominantly incurred by holding companies operating in tax free jurisdictions and thus no income tax (expense)/benefit associated with these adjustments.

(hh)	Earnings per Share

Basic income per common share was computed using the two-class method by dividing basic net income attributable to common shareholders by the weighted-average number of common shares outstanding, using the historical weighted average NESR ordinary shares and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2018. Diluted income per common share was computed using the two-class method by dividing diluted net income attributable to common shareholders by the weighted-average number of common shares outstanding plus dilutive common equivalent shares. Dilutive common equivalent shares include all in-the-money outstanding contracts to issue common shares as if they were exercised or converted. The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma combined statement of operations are based upon the number of NESR’s shares outstanding, assuming the Business Combination, the Backstop Commitment, and the Hana Loan occurred on January 1, 2018 (amounts in thousands, except shares and per share data).

Weighted average ordinary shares outstanding:

Date	Transaction Detail	Changes in Shares	Weighted Average Ordinary Shares Outstanding
1/1/2018	Beginning Balance		11,730,425
1/1/2018	Backstop shares	4,829,375	4,829,375
1/1/2018	Underwriter shares	307,465	307,465
1/1/2018	Shares issued to NPS/GES	53,690,315	53,690,315
1/1/2018	Shares transferred to perm equity	15,005,189	15,005,189
12/31/2018	NPS equity stock earn-out	1,300,214	3,562
12/31/2018	Ending Balance		85,566,331

The NPS equity stock earn-out has been included in the computation of basic earnings per share (“EPS”) as the conditions for issuance were satisfied as of December 31, 2018.

Weighted average ordinary shares outstanding	85,566,331
Non-vested, participating restricted shares	760,000
Shares for use in allocation of participating earnings	86,326,331

Basic EPS:

Year Ended December 31, 2018
Net income	$57,080
Less dividends to:	-
Ordinary Shares	-
Non-vested participating shares	-
Undistributed Earnings	$57,080

Allocation of Undistributed Earnings to Ordinary Shares	$56,577
Allocation of Undistributed Earnings to Nonvested Shares	$503

Ordinary Shares
Distributed Earnings	$-
Undistributed Earnings	0.66
Total	$0.66

Diluted EPS:

Ordinary shares	Undistributed & distributed earnings to ordinary shareholders	Ordinary shares	EPS

As reported — basic	$56,577	85,566,331	$0.66

Add-back:
Undistributed earnings allocated to nonvested shareholders	503	-
NPS equity stock earn-out	-	1,296,652
12,618,680 Private Warrants @ $5.75 per half share (anti-dilutive)	-	-
22,921,700 Public Warrants @ $5.75 per half share (anti-dilutive)	-	-

Less:
Undistributed earnings reallocated to nonvested shareholders	(495)

Diluted EPS — Ordinary shares	$56,585	86,862,983	$0.65

4.	Fair Value of Assets Acquired and Liabilities Assumed

The final allocation of the consideration to the tangible and intangible assets acquired and liabilities assumed is as follows:

	NPS	GES
	(In thousands)
Cash and cash equivalents	$31,656	$5,206
Accounts receivable	55,392	18,013
Unbilled revenue	41,378	45,343
Inventories	33,652	31,092
Current assets	19,463	8,719
Property, plant and equipment	216,094	91,444
Intangible assets	94,000	53,000
Deferred tax assets	-	554
Other assets	7,457	1,254
Total identifiable assets acquired	499,092	254,625

Accounts payable	26,457	31,113
Accrued expenses	28,685	25,388
Current portion of loans and borrowings	-	16,368
Short-term borrowings	55,836	9,000
Current liabilities	3,665	15,449
Loans and borrowings	149,399	25,098
Deferred tax liabilities	24,098	8,053
Other liabilities	22,363	9,910
Non-controlling interest	(2,841)	837
Net identifiable liabilities acquired	307,662	141,216
Total fair value of net assets acquired	191,430	113,409
Goodwill	399,325	175,439
Total gross consideration	$590,755	$288,848

Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805. The final allocation to intangible assets is as follows:

Intangible assets

	Fair Value
	NPS	GES	Total	Useful Life
	(In thousands)
Customer contracts	$77,000	$44,500	$121,500	10 years
Trademarks and trade names	17,000	8,500	25,500	8 years
Total intangible assets	$94,000	$53,000	$147,000

Goodwill. $574.8 million has been allocated to goodwill. Goodwill represents the excess of the gross consideration transferred over the fair value of the underlying net tangible and identifiable definite-lived intangible assets acquired. The goodwill is not amortizable for tax purposes. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill. Intangible assets not recognized apart from goodwill consist primarily of the strong market positions and the assembled workforces at the Subsidiaries.

In accordance with FASB ASC Topic 350, “Goodwill and Other Intangible Assets,” goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event management determines that the value of goodwill has become impaired, an accounting charge for the amount of impairment during the period in which the determination is made may be recognized.